December 11, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attn: Vanessa Robertson and Daniel Gordon

    Re: NanoString Technologies, Inc.
    Form 10-K for the fiscal year ended December 31, 2022
    Filed February 28, 2023
    File No. 001-35980

Dear Ms. Robertson and Mr. Gordon:

This letter is submitted on behalf of NanoString Technologies, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2022, filed on February 28, 2023 (the “10-K”), as set forth in the Staff’s letter dated December 7, 2023 to K. Thomas Bailey, Chief Financial Officer of the Company (the “Comment Letter”).

For your convenience, the Company has set forth below the Staff’s comment in italics, followed by the Company’s response thereto.

Form 10-K for the fiscal year ended December 31, 2022
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Selling, General and Administrative Expense, page 62

1.You disclose multiple factors that led to the increase in selling, general and administrative expenses. Please revise your future filings to quantify the impact of each factor cited.
Response: The Company respectfully acknowledges the Staff’s comment. We will include such information in our future filings.

If you have any further questions or comments, please contact the undersigned by telephone at (206) 552-2610 or via email at tbailey@nanostring.com. Thank you for your assistance.

Sincerely,

/s/ K. Thomas Bailey
K. Thomas Bailey
Chief Financial Officer

cc:     Kathy Surace-Smith, SVP of Human Resources and Legal Affairs
530 Fairview Avenue North | Seattle, WA 98109 | 206.378.6266